

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. Merrill A. Miller, Jr.
Chief Executive Officer
National Oilwell Varco, Inc.
7909 Parkwood Drive
Houston, TX 77036

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated August 5, 2010**
> **File No. 1-12317**

Dear Mr. Miller:

We have reviewed your filing and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated July 23, 2010, and reissue the comment. Please revise your disclosure to clarify your relationship with the shipyard as described in your response dated June 8, 2010. In addition, please identify the shipyard. In that regard, we note your disclosure at page 22 of your annual report that you had revenues of 16.6% of total revenue from this customer for the year ended December 31, 2009, and that the loss of this customer or a significant reduction in its purchases could adversely affect your future revenues or earnings. See Item 101(c)(vii) of Regulation S-K.

2. We note your response to comment 2 from our letter dated July 23, 2010. Please provide the information requested in our prior comment 2 with respect to the applicable policy limits and deductibles, and briefly describe the exclusions referenced in your response.

Mr. Merrill A. Miller, Jr.
National Oilwell Varco, Inc.
September 10, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director